
Bionomics
Limited


03050367

9 April 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 21 2003
WASH, D.C.
207
SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

dlw 5/13

ABN AMRO Morgans Healthcare and Biotech Forum

10 April 2003

Bionomics  Limited

Bionomics Mission

- Exploit our proprietary genomics-driven discovery platforms to discover and develop innovative medical products.
- Focus on diseases in need of new medical treatments with large commercial markets:
  - CNS disorders
  - Cancer

Financials

Cash position at 31 December 2002 — $6.7 mill

Net cash burn (1 July – 31 December 2002) — $1.9 mill

Cash outflow — $2.7 mill

(compared with $3.5 mill for 1 July – 31 December 2001)

Loss to 31 December 2002 — $2.5 mill

($0.3 mill attributable to depreciation)

CNS Program – strong progress in 2002……

- Epilepsy diagnostic product deal with Nanogen Inc.
- Proprietary position expanded
  - THE mouse - patented
  - Drug screening strategy – patented
  - Patent position on genes strengthened and progressed
- Creation of proprietary ionX™ Drug Discovery Platform



.....continued into 2003

- R&D START Grant $2.9 mill over 2 years
- Collaboration with Howard Florey – Australia's premier neuroscience institute
- Appointment of Errol De Souza to SAB


Bionomics
Limited

ionX™ Components


α1 β2 γ2


Combination of NR1(N598Q/R) on switch and
N
x Cre
Q/R





loxP


'short
NEO
long arm 10 kb


(c)
R43
E178
R117


Pia
Patch


R/R
Q/Q

ionX™ - entry point to significant CNS opportunities

- CNS disorders are the second largest segment of the pharma market:
  - US$52 billion in 2001
  - forecast to grow to $75 billion by 2006

Bionomics' Drug Discovery is targeting the GABA receptor

- Epilepsy
- Anxiety
- Insomnia
- Depression
- Bipolar Disease
- Obsessive compulsive disorder
- Migraine
- Cognitive impairment
- Cerebral ischaemia
- Schizophrenia


Bionomics
Limited

Potential Returns From CNS Drug Discovery – 2002 deals....

- Neurosearch – Boehringer Ingelheim
  - Preclinical candidate – Alzheimer's Disease
  - Total deal value – US$90 mill + royalties
  - Upfront payment – US$20 mill
- Memory Pharmaceuticals – Roche
  - Preclinical candidate - Alzheimer's Disease and other CNS disorders
  - Total deal value - US$150 million + royalties

Sources of Cashflow

- Epilepsy diagnostic product(s)
- NeoVasc^{TM} Mouse
- Validated targets
- ionX^{TM} partnership
- Grant funds

Commercializing gene discoveries to revolutionize medical treatments

Bionomics



Limited